File No.: 812-14696

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Second Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the matter of:

Active Weighting Funds ETF Trust

Active Weighting Advisors LLC

Matthew J. Clements

490 Royal Lake Drive

Cape Girardeau MO 63701

Please send all communications and
orders to:

Matthew J. Clements

490 Royal Lake Drive

Cape Girardeau MO 63701

Kathleen H. Moriarty, Esq.
Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York NY 10019-9710
United States

Page 1 of 49 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on May 25, 2017.

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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In the matter of: Active Weighting Advisors LLC Active Weighting Funds ETF Trust File No.: 812-14696	: : : : : : : : : : : : : :

Second Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Section 6(c) and 17(b) of the Act for an exemption from 17(a)(1) and 17(a)(2) of the Act.

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I.                   INTRODUCTION

A.                Summary of Second Amended Application

In this second amended1 application (“Second Amended Application”), Active Weighting Advisors LLC (“Initial Adviser”) and Active Weighting Funds ETF Trust ( “Trust”) (together , “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12 (d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (“Order’). The Applicants request that the order apply not only to any existing series of the Trusts, but that the order also extend to any future series of each Trust, and any other existing or future registered open-end management investment companies and any series thereof that currently exist or that may be created in the future and that are actively managed exchange-traded funds (“ETFS”, and individually, a “Fund”) advised by the Initial Advisor or any other investment adviser controlling, controlled by, or under common control with the Initial Advisor (each, an ‘Advisor’)2 and that are part of the same group of investment companies, as defined in Section

1 The initial application was filed with the Securities and Exchange Commission by Applicants (defined above) on August 31, 2016.

2 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. The term “Funds” includes both the Initial Funds and Future Funds, as defined below.

12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the “1940 Act”), as the Trust (together with the existing series of the Trusts, each series a ‘Fund, and collectively, the ‘Funds’).

The requested Order would permit:

(i) shares of a Fund (“Shares”) to be redeemable in large aggregations only (“Creation Units”);

(ii) secondary market transactions in Shares at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (“Listing Market”), rather than at net asset value (“NAV”);

(iii) certain Funds that invest in foreign securities to pay redemption proceeds more than seven (7) calendar days after Creation Units are tendered for redemption; and

(iv) certain affiliated persons of the Funds and affiliated persons of such affiliated persons as defined in Section 2(a)(3) of the Act, (“Second Tier Affiliates”) to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of Creation Units (together with the relief discussed in (a), (b) and (c) above, the “ETF Relief”).

Applicants also apply for and request the “12(d)(1) Relief”3 immediately described below pursuant to Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act. Applicants request that this relief be applicable to (i) the Funds, (ii) any “Acquiring Funds” as defined immediately below and (iii) any broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) selling Shares to Acquiring Funds (“Brokers”) or any principal underwriter of a Fund. The Order, if granted, would permit registered open-end management investment companies (“Management Companies”) and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser (defined below) or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act. Such Management Companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and together are collectively referred to herein as the “Acquiring Funds.”4 The requested exemptions would also permit each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B) of the Act. In addition, Applicants request relief from Sections 17(a)(l) and (2) of the Act to permit each Fund that is an affiliated person, or a Second Tier Affiliate of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an

3 The ETF Relief and the 12(d)(1) Relief collectively will be referred to herein as “Relief.”

4 An Acquiring Fund does not include a Fund.

Acquiring Fund. An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.

The Funds might include one or more ETFs that invest in other open-end and/or closed-end investment companies and/or ETFs (each a ‘FOF ETF’). For purposes of complying with Section 12(d) of the Act, a FOF ETF will comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G) of the Act, either alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3 under the Act.

In addition, a FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1) of the Act5.

Applicants believe that (a) the requested ETF Relief and 12(d)(1) Relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (b) with respect to the ETF Relief and the 12(d)(1) Relief (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) the proposed transaction is consistent with the policy of each Fund, as recited in its registration statement and reports filed under the Act and (iii) the proposed transaction is consistent with the general purposes of the Act; and (c) the requested 12(d)(1) Relief is consistent with the public interest and the protection of investors.

B.                 Comparability to Prior Commission Orders

The requested relief is very similar to the relief granted by the Securities and Exchange Commission (“Commission”) to other actively managed ETFs, including ARK ETF Trust, Huntington Strategy Shares, Federated ETF Trust, Arrow Investments Trust, IndexIQ Active ETF Trust, Legg Mason ETF Trust, MarketShares ETF Trust, and Exchange Traded Concepts Trust.6

5 In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) of the Act being requested in this Application.

6 See, In the Matter of ETF Managers Group LLC, et al, Investment Company Act Release Nos. 32142 (Jun. 8, 2016) (notice) and 32171(Jul. 6, 2016) (order); In the Matter of Guggenheim Funds Trust, et al, Investment Company Act Release Nos 32140 (Jun. 6, 2016) (notice) and 32170 Jul. 5, 2016 (order); In the Matter of New York Alaska ETF Management LLC, et al, Investment Company Act Release Nos. 31667 (June 12, 2015) (notice) and 31709 (July 8, 2015) (order); In the Matter of Dreyfus ETF Trust, et al., Investment Company Act Release Nos. 31365 (Dec. 3, 2014) (notice) and 31403 (Dec. 30, 2014) (order); In the Matter of Absolute Shares Trust, et al, Investment Company Act Release Nos. 31079 (Jun. 12, 2014) (notice) and 31150 (Jul. 8, 2014) (order); In the Matter of ARK ETF Trust, et al., Investment Company Act Release Nos. 31009 (April 7, 2014) (notice) and 31034 (April 29, 2014) (order); In the Matter of IndexIQ ETF Trust, et al, Investment Company Act Release Nos. 30844 (Dec. 23, 2013) (notice) and 30889 (Jan. 22, 2014) (order); In the Matter of Exchange Traded Concepts Trust, et al., Investment Company Act Release Nos. 30415 (March 7, 2013) (notice) and 30445 (April 2, 2013) (order); In the Matter of Salient Advisors, L.P. and MarketShares ETF Trust, Investment Company Act Release Nos. 30254 (October 31, 2012) (notice) and 30281 (November 27, 2012) (order); In the Matter of Legg Mason ETF Trust, et al., Investment Company Act Release Nos. 30237 (October 22, 2012) (notice) and 30265 (November 16, 2012) (order); In the Matter of IndexIQ Advisors LLC, et al., Investment Company Act Release Nos. 30166 (August 13, 2012) (notice) and 30198 (September 10, 2012) (order); In the Matter of Arrow Investment Advisers, LLC, et al., Investment Company Act Release Nos. 30100 (June 6, 2012) (notice) and 30127 (July 3, 2012) (order); In the Matter of Federated Investment Management Company and Federated ETF Trust, Investment Company Act Release Nos. 30093 (June 1, 2012) (notice) and 30123 (June 26, 2012) (order); and In the Matter of Huntington Asset Advisors, Inc., et al., Investment Company Act Release Nos. 30032 (April 10, 2012) (notice) and 30061 (May 8, 2012) (order) (collectively, “Prior Orders”).

II.                APPLICANTS

A.                The Trust

The Trust is organized as a Delaware statutory trust and will be registered with the Commission as a series open-end investment management company. The Trust is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”) (“Registration Statement”). The Trust will create Funds, each of which will operate pursuant to the terms and conditions stated in the Application. The Trust intends to operate as a multi-series investment company and to initially create and operate two (2) actively-managed investment series (“Initial Funds”).

Each (1) Initial Fund will be advised by the Initial Adviser or an entity controlling, controlled by or under common control with the Initial Adviser (the Initial Adviser and each such entity or any successor thereto is included in the term “ Adviser”), (2) fund offered in the future (“Future Fund”) will be advised by the Initial Adviser or an entity controlling, controlled by or under common control with the Initial Adviser (collectively, with the Initial Adviser, “Adviser”) and (3) Initial Fund and Future Fund will comply with the terms and conditions stated in this Application.7 Each Fund will have distinct investment strategies that are different than those of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an “active” management strategy. Each Fund will consist of a portfolio of securities, and other assets and positions based on investments in equity and/or debt securities, as appropriate, including shares of other investment companies. If a Fund invests in derivatives, then (a) the Fund’s board of trustees or directors (for any entity, “Board”) will periodically review and approve the Fund’s use of derivatives and how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s derivatives and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

Each Fund will adopt certain fundamental policies consistent with the Act. It is anticipated that the Funds will be classified as “diversified” or “non-diversified” under the Act.8 Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986 (“Code”) in order to relieve each Fund of any liability for

7 For purposes of the requested Order, the term “successor” is limited to an entity that results from (i) a reorganization into another jurisdiction or (ii) a change in the type of business organization.

8 See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,” appropriate risk disclosure will be included in the Fund’s registration statement.

Federal income tax to the extent that its earnings are distributed to shareholders.9 Each Fund may invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction (a “Wholly-Owned Subsidiary”) in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a RIC for U.S. federal income tax purposes. For a Fund that invests in a Wholly-Owned Subsidiary, the Adviser will serve as investment adviser to both the Fund and the Wholly-Owned Subsidiary.

B.                 The Adviser and Sub-Advisers

The Initial Adviser will be the investment adviser to the Initial Funds and expects to be the Adviser to each Future Fund. The Initial Adviser is a limited liability company organized under the laws of the state of Delaware and has its principal office currently located at 490 Royal Lake Drive, Cape Girardeau, MO 63701. The Initial Adviser, subject to the oversight and authority of the Board10, will develop the overall investment program for each Fund. The Initial Adviser or any other Adviser to a Fund, as it deems appropriate, may enter into sub-advisory agreements with one or more affiliated or unaffiliated investment advisers, each of which will serve as sub-advisers to a Fund (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Initial Adviser is, or will be, and any other Adviser will be, registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”). Any Sub-Adviser to a Fund will be registered or not subject to registration under the Advisers Act. Under the Initial Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.

The Initial Adviser and Distributor (defined below) each have, or will have, adopted, and any other Adviser will have adopted, a Code of Ethics, as required under Rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Initial Adviser has, or will have, adopted, and any other Adviser will have adopted, policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or any associated person, as well as compliance policies and procedures as required under Rule 206(4)-7 under the Advisers Act. Any Sub-Adviser to a Fund will be required to adopt and maintain a similar code of ethics and insider trading and compliance policies and procedures. In accordance with the code of ethics and policies and procedures designed to prevent the misuse of material non-public information of each Adviser and Sub-Adviser, personnel of such entities with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

9 The Trust also reserves the right to create Funds that will not operate as RICs.

10 The term “Board”, as used in this Application, (i) also includes any board of directors or trustees of a Future Fund, if different, and (ii) refers to the board of directors or trustees, as applicable, of the specified entity.

C.                 The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a Broker registered under the Exchange Act and will act as distributor and principal underwriter (“Distributor”) of the Funds. For purposes of the Order, the term “Distributor” shall include any entity that acts as the distributor and principal underwriter of the Funds in the future and complies with the terms and conditions of the Application.

A Distributor will distribute Shares on an agency basis. No Distributor will be affiliated with any Listing Market. Each Fund’s Distributor will be identified as such in the current prospectus of a Fund (“Prospectus”) and will comply with the applicable terms of the Application. A Distributor of any Fund may be, but is not anticipated to be, be an “affiliated person” or a second-tier affiliate of such Fund’s Adviser and/or Sub-Adviser.

III.             APPLICANTS’ PROPOSAL

A.                Operation of the Funds

1.                  Capital Structure and Voting Rights; Book-Entry

Beneficial owners of Shares (“Beneficial Owners”) of each Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and applicable Delaware law. Shares will be registered in book-entry form only, and the Funds will not issue individual share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of the Depository or the participants in the Depository (“DTC Participants”). Shares will be registered in book entry form only, which records will be kept by the Depository. Beneficial Owners will exercise their rights in such securities indirectly through the Depository and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

2.                  Investment Objectives

Each Fund’s investment objective, policies, and investment strategies will be fully disclosed in the Fund’s Prospectus and current Statement of Additional Information (“SAI”).

The Initial Funds and all Future Funds will seek to provide capital gains through unlocking value from event-driven and special situation outcomes. Each Fund will invest across various corporate and economic events, including, but not limited to, global mergers and acquisitions, spinoffs, management changes, currency strategies, capital structure arbitrage, resource scarcity strategies, litigation resolutions, regulatory, executive, legislative, and judicial governmental events, corporate restructuring, shareholder activism, and other market moving events. Each Fund generally will seek diversification across markets, industries and issuers as one of its strategies to reduce volatility. No Fund has any geographic limits on where it may invest. The Adviser will use qualitative and/or quantitative metrics to select securities for both the Initial Funds and Future Funds.

In seeking to achieve its investment objective, each Fund will utilize an “active” management strategy for security selection and portfolio construction. The Republican Policies Fund (the first Initial Fund) will invest in securities expected by management to be affected by U.S. government action that reflects Republican Policies.11 The investment objective of the Republican Policies Fund will be to invest its portfolio in a manner that will seek capital appreciation during periods when the U.S. government is operating pursuant to Republican Policies. It will not seek to replicate the performance of a specified index. The Democratic Policies Fund (the second Initial Fund) will invest in securities expected by management to be affected by U.S. government action that reflects Democratic Policies.12 The investment objective of the Democratic Policies Fund (the second Initial Fund) will be to invest its portfolio in a manner that will seek capital appreciation during periods when the U.S. government is operating pursuant to Democratic Policies. It will not seek to replicate the performance of a specified index. At first, each Initial Fund will seek to achieve its investment objective by investing substantially all of its net assets (exclusive of collateral with respect to repurchase agreement and reverse repurchase agreement transactions) in equity securities. In the future, each Initial Fund may also hold debt securities, derivative instruments, commodities and currencies, all as mentioned below and described in the Trust’s Prospectus and SAI.

Generally, each Future Fund’s portfolio will include both equity and debt securities. At any given time, however, any such Fund may emphasize either debt securities or equity securities. Future Funds13 may invest in a variety of financial instruments such as equity securities, including common stocks, preferred stocks, rights, warrants, convertibles, exchange-traded funds (“ETFs”) investment funds and master limited partnerships. The Funds may also invest in Depository Receipts including ADRs, GDRs and EDRs. The types of debt securities in which each Fund may generally invest include corporate debt securities, U.S. Government securities, foreign sovereign debt securities, U.S. Government agency securities, high-yield bonds, mortgage-backed securities, variable and floating rate securities

11 The Advisor defines, based upon its discretionary analysis, the beliefs, party platforms, and executive and legislative policies of the Republican National Committee and Republican party leaders as “Republican Policies.”

12The Advisor defines, based upon its discretionary analysis, the beliefs, party platforms, and executive and legislative policies of the Democratic National Committee and Democratic party leaders as “Democratic Policies”.

13 Certain Future Funds may be managed as “Master-Feeder Funds” where the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the Order. A Feeder Fund managed in a master-feeder structure will not make direct investments in any securities other than the securities issued by its respective Master Fund. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

and exchange traded notes (“ETNs”). Each Fund may invest in equity and debt securities of foreign issuers, including the securities of issuers located in emerging markets. These investments will typically be direct investments in the company on the respective foreign exchange or through ADRs, GDRs or EDRs.

Future Funds may also invest in a broad variety of other instruments including, but not limited to, derivatives such as option contracts, futures contracts, swap contracts and forward contracts, as well as repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights, warrants, real estate investment trusts, shares of other exchange-traded funds (“ETFs”), UITs and exchange-traded notes (“ETNs”), shares of money market mutual funds or other investment companies or pooled investment vehicles, commodity-linked derivative instruments and investment vehicles that invest exclusively in commodities, foreign currency, mortgage-and asset-backed securities (including to-be-announced transactions14), municipal debt securities, when-issued securities, delayed delivery transactions and forward commitment transactions, and may engage to a limited extent in short sales, in accordance with their investment objectives.

Each Future Fund may buy debt securities of varying maturities, debt securities paying a fixed or fluctuating rate of interest, and debt securities of any kind, including, by way of example, securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, by foreign governments or international agencies or supranational entities, or by domestic or foreign private issuers, debt securities convertible into equity securities, structured notes, credit-linked notes, loan assignments and loan participations. In addition, each such Fund may invest up to 40% of its total assets in “junk bonds,” corporate loans and distressed securities. Each Future Fund may invest in the securities of any company with a total capitalization above $250 million US Dollars (USD).

Derivatives may comprise up to 20% of each Future Fund’s portfolio in currency exchange rates, interest rates and commodities. Such Funds may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds (“ETFs”) that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities. Each Future Fund may engage in short selling in accordance with its objectives.

Each Future Fund may also gain exposure to commodity markets by investing up to 25% of its total assets in a “Wholly Owned Subsidiary” which will invest primarily in commodity-related instruments. The Wholly Owned Subsidiary may also hold cash and invest in other instruments, including fixed income securities, either as investments or to serve as margin or collateral for its derivative positions. The Wholly Owned Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments.

14 See, footnote 20 below.

A Future Fund may emphasize foreign securities when Fund management expects these investments to outperform U.S. securities. In addition to investing in foreign securities, each Fund will actively manage its exposure to foreign currencies through the use of forward currency contracts and other currency derivatives. Each such Fund may own foreign cash equivalents or foreign bank deposits as part of such Fund’s investment strategy, and also may invest in non-U.S. currencies.

3.                  Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, the Adviser and any Sub-Adviser of a Fund may review and change the securities or instruments or other assets or positions held by the Fund (“Portfolio Positions”), daily. No Adviser nor any Sub-Adviser will disclose information concerning the identities and quantities of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Positions, the Adviser and any Sub-Adviser may disclose such information solely to the chief compliance officer of the Trust, the Adviser and the Sub-Adviser of each Fund for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act and to certain of the Fund’s service providers with whom such Fund has confidentiality agreements, for example, a Fund’s custodian.

4.                  Depositary Receipts

Applicants anticipate that the Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository.15 A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser(s) deems to be illiquid or for which pricing information is not readily available.

5.                  Listing Market

The Trust will submit an application to list the Shares of each respective Fund on a Listing Market such as the NYSE Arca, and it is expected that one or more member firms will be

15 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Listing Market or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the depository bank for any Depositary Receipts held by a Fund.

designated to maintain a market for the Shares trading on the Listing Market.16 As long as a Fund operates in reliance on the requested Order, Shares of the Fund will be listed on a Listing Market. Shares may also be cross-listed on one or more foreign securities exchanges. Neither the Adviser nor the Distributor, nor any affiliated person of a Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares.

Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

B.                 Purchases and Redemptions of Shares and Creation Units

Shares of each Fund will be issued in Creation Units of 25,000 or more Shares. The Funds will offer and sell Creation Units through the respective Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form. The NAV per Share of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A “Business Day” is defined as any day that the Trust is open for business, including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $5 to $100, and that the price of a Creation Unit will range from $1,000,000 to $2,500,000.

1.                  Placement of Orders to Purchase Creation Units

a.                   General

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).17 On any given Business Day, the names and quantities of the instruments that

16 If Shares are listed on Nasdaq or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person or a second-tier affiliate, of the Funds, except within Section 2(a) (3) (A) or (C) of the Act due solely to ownership of Shares, as described below.

17 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),18 except:

(a)       in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)      for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradable round lots;19 or

(c)       TBA Transactions20, derivatives, short positions and other positions that cannot be transferred in-kind21 will be excluded from the Creation Basket.22

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (“Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

b.                  to the extent there is a Balancing Amount, as described above;

(a) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

18 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

19 A tradable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

20 A “to be announced transaction” or “TBA Transaction” is a method of buying mortgage-backed securities. In a TBA Transaction, the buyer and the seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument.

21 This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

22 Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

(b) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;23

(c) if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:

(i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

(ii) in the case of a Fund holding foreign securities, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(d) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:

(i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity;

(ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or

(iii) a holder of Shares of a Fund holding foreign securities would be subject to unfavorable income tax treatment if such holder receives redemption proceeds in-kind.24

Each Business Day, before the open of trading on the respective Listing Market, each Fund will cause to be published through the NSCC (as defined below) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that

23 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis, whether for a given day or a given order, the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience or potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

24 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section III.B.1, may be referred to as the “Portfolio Deposit.”

c.                   Settlement Process

All orders to purchase Creation Units must be placed with the Trust’s transfer agent or the respective Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor. Authorized Participants may be, but are not required to be, members of the Listing Market. Investors may obtain a list of Authorized Participants from the Distributor.

Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process described briefly below. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement System (“CNS”) of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Creation Units of Shares. The enhanced clearing process (“NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (“DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

The clearance and settlement of a Fund’s Creation Units will depend on the nature of each security held in its portfolio, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Shares of Funds holding foreign equity securities; accordingly, Authorized Participants making payment for orders of any such Creation Units must have international trading capabilities and must deposit the Portfolio Deposit with such Funds “outside” the NSCC Process through each relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Fund holding foreign securities will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the Transmittal Date (each as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required securities have been delivered, the custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Prospectus to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Shares will settle through DTC.

The Shares and Deposit Instruments of Funds holding fixed income instruments will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC. The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund.25 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of Funds holding fixed income securities.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and any cash payment, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation order to those placing purchase orders.

25 Applicants note that Shares of the Funds holding fixed income securities typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each such Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the Shares’ T+3 settlement date. As with other investment companies, the Act requires Funds holding fixed income securities to calculate NAV based on the current market value of portfolio investments, and does not permit such Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of Funds holding fixed income securities may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of Funds holding fixed income securities. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

2.                  Redemption

Just as Shares can be purchased from a Fund only in Creation Unit size aggregations, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated). Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.26 As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process.

In the event that the Trust or any Fund is liquidated, the composition and weighting of the Portfolio Positions to be made available to redeemers shall be established as of such liquidation date. There are not specific liquidation events, but the Trust or any Fund may be liquidated by a majority vote of the Board of the Trust. In the event of liquidation, the Board of the Trust, in its sole discretion, could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

When redeeming a Creation Unit of a Fund holding foreign equity securities and/or fixed income instruments and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.

3.                  Pricing of Shares

The price of Shares of each Fund trading on the Listing Market will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Positions held by such Fund. Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day’s NAV per Share nor the current day’s NAV per Share. Therefore, prices on the Listing Market may be below, at, or above the most recently calculated NAV per Share of such Shares. The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Listing Market will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on the Listing Market for Shares, together with the publication by the Listing Market of the estimated NAV of a Share will be a key advantage of the Trust in contrast to a traditional mutual fund.

26 Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or by the exemptive relief being requested in this Application.

C.                 Likely Purchasers of Shares

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the aggregate value of the Portfolio Positions held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV per Share. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in securities.

D.                Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,27 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or a Management Company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management investment company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

27 Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a sale on such Listing Market is satisfied by the fact that the Prospectus and SAI are available at such Listing Market upon request.

The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.28

E.                 Sales and Marketing Materials

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.”

The Trust will not be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “actively-managed exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or Shares traded on the Listing Market, or that refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Units only. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by a Management Company.

F.                  Availability of Information Regarding Shares

The Trust’s website (“Website”), which will be publicly available before the offering of the Initial Shares, will include each Fund’s Prospectus, SAI, and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. The Website and information will be publicly available at no charge. In addition, the Listing Market will disseminate, every 15 seconds throughout the regular trading hours, through the facilities of the Consolidated Tape Association, an estimated NAV, which is an amount per Share representing the current value of the Portfolio Positions that were publicly disclosed prior to the commencement of trading in Shares on the Listing Market. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated Balancing Amount and total Balancing Amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Fund will make available on a

28 To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

daily basis and intra-day basis as necessary through NSCC the names and required number of shares of each of the Deposit Instruments in a Creation Unit, as well as information regarding the Balancing Amount. On each Business Day, before commencement of trading in Shares on a Fund’s Listing Market, the Fund will disclose on the Website the identities and quantities of the Portfolio Positions and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day.29 This disclosure will look through any Wholly-Owned Subsidiary and identify the specific Portfolio Positions held by that entity.

With respect to the Funds, in addition to the list of names and amount of each security constituting the current Deposit Instruments of the Creation Deposit, it is intended that, on each Business Day, the Balancing Amount effective as of the previous Business Day, per outstanding Share of each Fund, will be made available.

G.                Transaction Fees

Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming Shares through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process. Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant purchase and redemption of Creation Units. Where a Fund permits an in-kind purchaser or redeemer to deposit or receive cash in lieu of one or more Deposit or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee to offset the cost of buying or selling those particular Deposit or Redemption Instruments. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to Management Companies offering redeemable securities. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

H.                Operational Fees and Expenses

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Trust’s various Funds, except to the extent specifically assumed by the Adviser or Sub-Adviser(s), if any, the Fund’s administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, the listing fees, fees of the securities lending agent, if any, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a

29 Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) (“Independent Trustees”)30 of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing and mailing Prospectuses, summary prospectuses and SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each respective Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or some other party. The administrator, transfer agent and custodian will provide certain administrative, fund accounting, transfer agent and custodial services to each Fund for aggregate fees based on a percentage of the average daily net assets of the respective Fund or other basis, out of which it will be expected to pay any fees to sub-administrators, if any. The Adviser, any Sub-Adviser, the administrator, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

I.                   Transaction Expenses Imposed upon Purchasers

No sales charges for purchases of Shares of any Fund will be imposed. As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.

J.                   Reports to Beneficial Owners

With each distribution, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial Owners also will receive annually a notification as to the tax status of the Fund’s distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

30 For ease of reference, throughout this Application, the term “Independent Trustees” will be used with respect to investment companies that are organized as trusts or corporations.

IV.             IN SUPPORT OF THE APPLICATION

A.                Summary of the Application

Applicants seek an Order from the Commission permitting (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price; (3) permitting affiliated persons of a Fund, or second-tier affiliates, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) Acquiring Funds to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A); (6) permitting certain registered management investment companies and UITs outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in 12(d)(1)(A), and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in 12(d)(1)(B); and (7) in connection with the transactions described in (6), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”31 The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

31 Investment Company Act Release No. 17534 (June 15, 1990), at 84.

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is made on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at each Fund’s NAV per Share. The Portfolio Deposit and Redemption Instruments for a Fund are based on a standard applicable to all persons and valued in the same manner in all cases. Further, the Deposit Instruments and Redemption Instruments for a Fund will be the same and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units are: (a) reasonable and fair and do not involve overreaching on the part of any person concerned; (b) consistent with the policies of the Funds and the policies of the Acquiring Funds; and (c) consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.                 Benefits of the Proposal

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. Applicants believe that the relief requested herein, if granted, will result in additional benefits, including but not limited to:

•	providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;
•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market thereby allowing such order flow to be handled more efficiently and effectively;
•	providing an easy and inexpensive method to clear and settle a portfolio of securities; and
•	providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Listing Market, will trade throughout the Listing Market’s regular trading hours. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

V.                REQUEST FOR ETF RELIEF

A.                Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Each Fund’s Shares are securities “under the terms of which” an owner may receive his proportionate share of such Fund’s current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when a Share is aggregated with a specified number of such other Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into Shares which are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of Shares will not deviate materially from the NAV.

Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act. The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of ... securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are similar to that considered and granted by the Commission in the Prior Orders permitting the creation of Creation Units described in such orders to be separated into Shares which were not redeemable. Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Orders and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the Shares in the secondary market, although in certain cases transaction costs incurred to obtain the necessary number of Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting the Trust and the Funds in order to permit the Trust to register as a Management Company and issue redeemable Creation Units of Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and, accordingly, Applicants hereby request that the Application for the Order of exemption be granted.

B.                 Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part, that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Shares of each Fund will be listed on the Listing Market and a Market Maker will maintain a market for such Shares. The Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter the Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Market at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund as next computed. The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.32

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares of a Fund would not cause dilution for owners of such Shares because such transactions do not directly involve the Fund’s assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.33 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing them on the Listing Market or by creating a Creation Unit of such Shares by making the requisite Creation Deposit (subject to

32 See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

33 The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

certain conditions). Therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV per Share. If the prices for Shares of a Fund should fall below the proportionate NAV per Share of the underlying Fund’s assets, an investor needs only to accumulate enough of Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at the NAV per Share. Competitive forces in the marketplace should thus ensure that the margin between the NAV and the price for Shares in the secondary market remains narrow.

Applicants believe that the nature of the markets in the Funds’ Portfolio Positions underlying the investment objective and strategy of each Fund will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Positions held by a Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV per Share next computed by the Trust. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV per Share before selling or purchasing.) Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. (See Section III.B.3 above regarding “Pricing of Shares” for an expanded discussion of this advantage.) As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The Portfolio Positions of each Fund and their relative weightings will be disclosed daily. Further, the portfolio will be reconstituted on a daily basis pursuant to the Adviser’s strategy. Information regarding any reconstitution will be made available to all market participants.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, Applicants hereby request that the Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.                 Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain Funds under the circumstances described below.

Section 22(e) provides that, except under circumstances not relevant to this request34:

34 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption. . .

Applicants observe that the settlement of redemptions of Creation Units of the Funds holding foreign securities is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of Foreign Funds investing in foreign securities customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit. With respect to Funds that invest in foreign securities, Applicants seek the relief from Section 22(e) of the Act only to the extent that circumstances exist similar to those described herein. In the past, settlement in certain countries in which a Fund may invest, including Russia, has extended to 15 calendar days.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for each affected Fund investing in foreign securities. Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Funds investing in foreign securities relating to those countries or regions are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Funds investing in foreign securities that do not effect redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day Rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Prior Orders.

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.                Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons or Second-Tier Affiliates of the Funds to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company .. . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with the trustee of a unit investment trust . . . by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . .

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) of the Act provides that the Commission will grant such an exemption if evidence establishes that (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).35

Section 2(a)(3) of the Act defines an affiliated person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors. . .

Section 2(a)(9) of the Act defines “control” of a fund as “the power to exercise a controlling influence over the management or policies” of the fund and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company[.]” The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

There exists a possibility that, with respect to one or more Funds and the Trust, an institutional investor could own 5% or more of that Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund or the Trust under Section 2(a) (3) (A) or Section 2(a) (3) (C) of the Act. For so long as such an investor was deemed to be an affiliated person, Section 17(a) (1) could be read to prohibit that investor from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, Section 17(a) (2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund. Since the Section 17(a) prohibitions apply to Second-Tier Affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of

35 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number of Creation Units. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid by the types of affiliated persons listed above for the purchase or redemption of Shares directly from a Fund, including in-kind purchases and in-kind redemptions, will be based on the NAV per Share of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and, therefore, will aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons or Second-Tier Affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Positions held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for such persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing portfolio positions held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV per Share will not be adversely affected by such securities transactions.

For the reasons set forth above, Applicants believe that, with respect to the relief requested pursuant to Section 17(b), the proposed transactions are (i) reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) consistent with the policies of each Fund and the policies of each Acquiring Fund, and (iii) consistent with the general purposes of the Act. In addition, for the reasons set forth above, Applicants believe that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.             REQUEST FOR SECTION 12(d)(1) RELIEF

A.                Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a)

Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, an exemption from Section 12(d)(1)(A) of the Act to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits set forth in Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits set forth in Section 12(d)(1)(B). Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures. Applicants believe that the 12(d)(1) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.                 The Acquiring Funds

As stated in Section I.A. above, the Acquiring Funds are Management Companies and UITs. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Adviser”) will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Adviser or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Adviser. No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d) (1) (G) (ii) of the Act, as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement (as defined below) with the relevant Fund(s), as discussed in Section VI.C. below.

C.                 Proposed Conditions

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (“Acquiring Fund Agreement”) (see Section VIII, Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with Rule 2341 of the consolidated FINRA rulebook (“FINRA Rule 2341”)36 pertaining to funds of funds (See Condition 16 below).

36 Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or a Second-Tier Affiliate, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or a Second-Tier Affiliate, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

In addition, Applicants propose that the requested 12(d) (1) Relief be conditioned upon certain additional requirements, as described below. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group, in the aggregate, will not control a Fund within the meaning of Section 2(a) (9) of the Act (see Section VIII, Condition 7, below). An Acquiring Fund or Acquiring Fund Affiliate (as defined below) will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate37 and the Fund or a Fund Affiliate38 (see Section VIII, Condition 8 below). Each Acquiring Management Company’s Board, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and Acquiring Fund Sub-Adviser(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 9, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting39 (see Section VIII, Condition 11, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VIII, Condition 17, below), other than a Wholly-Owned Subsidiary of the Fund, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

37 An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Adviser, Acquiring Fund Sub-Adviser(s) (as defined below), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

38 A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

39 An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

VII.          LEGAL ANALYSIS

A.                Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent (i) more than 3% of the total outstanding voting stock of the acquired company, (ii) more than 5% of the total assets of the acquiring company or (iii), together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.                  Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.40

Applicants submit that the proposed conditions to the 12(d)(1) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.41

2.                  Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.42 In enacting Section 12(d)(1), Congress sought

40 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

41 Id. at 43-44.

42 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

to ensure that the acquiring investment company had no “effective voice” in the other investment company.43 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.44

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).45 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).46 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c) (l) or 3(c) (7) of the Act, that is advised or sponsored by the Acquiring Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Adviser or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser, and any investment company or

43 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

44 House Hearing, 76th Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).

45 See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

46 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

issuer that would be an investment company but for Section 3(c) (l) or 3(c) (7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Adviser or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser.

For purposes of this Application, an “Acquiring Fund Sub-Adviser” is defined as “any investment adviser within the meaning of Section 2(a) (20) (B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub-Adviser will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

In addition, Conditions 8 and 10 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund, or a Fund Affiliate. Further, Conditions 8, 9, 10, 11, 12, and 13 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions. Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees. Accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the Board, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 18, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, other than a Wholly-Owned Subsidiary of the Fund, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A), other than a Wholly-Owned Subsidiary, mitigates the concerns about layering of fees.

As noted above, the Funds may invest in one or more Wholly-Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds qualify as RICs under Subchapter M of the Code. The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that: (1) a Fund will be the sole and legal beneficial owner of its Wholly-Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-Adviser will manage the investments of both a Fund and its Wholly-Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-Adviser; (3) each Fund is aware that its investment in a Wholly-Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly-Owned Subsidiary. A Fund that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, a Fund will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Fund invests as its own. In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Fund. A Wholly-Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt it from registration as an investment company.

Applicants note that certain ETFs now trading, including those that have obtained exemptive relief in the Prior Orders, have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B.                 Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund, and to engage in any in-kind transactions that may accompany such sales or purchases.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund, and direct sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or a Second-Tier

Affiliate, of an Acquiring Fund because an investment adviser to the Fund is also an investment adviser to the Acquiring Fund.

Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;
(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and
(iii)	the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Acquiring Funds will purchase and sell Shares in the secondary market and will not purchase or redeem Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.47 Further, the Deposit Instruments and Redemption Instruments (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases

47 To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Fund and Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VIII.       EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

ETF Relief

1.                  Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

2.                  The Website, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3.                  As long as a Fund operates in reliance on the Order, its Shares will be listed on a Listing Market.

4.                  On each Business Day, before commencement of trading in Shares on a Fund’s Listing Market, each Fund will disclose on the Website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day.

5.                  The Adviser or any Sub-Advisers, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6.                  The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

Section 12(d)(1) Relief

7.                  The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of that Fund’s Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.                  No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9.                  The Board of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Sub-Adviser are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.              Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.              No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

12.              The Board of a Fund including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board of the Fund will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13.              Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Fund were made.

14.              Before investing in Shares of a Fund in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their Boards and their investment adviser(s), or their Sponsors or trustees (“Trustee”), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.              The Acquiring Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Adviser, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Adviser will waive fees otherwise payable to the Acquiring Fund Sub-Adviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Adviser, or an affiliated person of the Acquiring Fund Sub-Adviser, other than any advisory fees paid to the Acquiring Fund Sub-Adviser or its affiliated person by the Fund in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Adviser. In the event that the Acquiring Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.              Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

17.              No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i)  the Fund acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund to acquire securities of one or more investment companies for short-term cash management purposes or (ii) the Fund invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Fund as described in the Application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

18.              Before approving any advisory contract under Section 15 of the Act, the Board of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.             NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Applicants file this Second Amended Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, the following are the names and addresses of the Applicants:

Active Weighting Funds ETF Trust

490 Royal Lake Drive

Cape Girardeau MO 63701

By: /s/Matthew J. Clements

Matthew J. Clements

Sole Trustee

Active Weighting Advisors LLC

490 Royal Lake Drive

Cape Girardeau MO 63701

By: /s/Matthew J. Clements

Matthew J. Clements

Managing Member

Applicants further request that all communications concerning this Second Amended Application should be directed and copied to the persons listed on the cover page of this Application.

X.                PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Second Amended Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Second Amended Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

By: /s/Matthew J. Clements

Matthew J. Clements

Sole Trustee

Active Weighting Funds ETF Trust

By: /s/Matthew J. Clements

Matthew J. Clements

Managing Member

Active Weighting Advisors LLC.

Dated: May 25, 2017

AUTHORIZATION

RULE 0-2(c)

ACTIVE WEIGHTING FUNDS ETF TRUST

Pursuant to Rule 0-2(c) under the 1940 Act, Matthew J. Clements, in his capacity as Sole Trustee of the Active Weighting Funds ETF Trust (“Trust”), hereby states that all actions necessary to authorize the execution and filing of this Second Amended Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of the Trust pursuant to his general authority as Sole Trustee of the Trust and pursuant to the following resolutions adopted by the Sole Trustee of the Trust:

RESOLVED:	That the officers of the Trust, with assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file with the SEC an application (“Application”) for an exemptive order (“Order”) pursuant to Section 6(c) of the 1940 Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act, pursuant to Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act and pursuant to Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

RESOLVED:	That the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such Application as may be necessary or appropriate.

RESOLVED:	That such Application and any and all amendments thereto shall be executed by or on behalf of the Trust by one or more of its Trustees or officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the Applications and the matters described therein.

RESOLVED:	That the Trust be, and it hereby is, authorized and directed to do and perform any and all further acts and things which are necessary or appropriate to carry out the foregoing resolutions.

ACTIVE WEIGHTING FUNDS ETF TRUST

By: /s/Matthew J. Clements

Matthew J. Clements

Sole Trustee

AUTHORIZATION

RULE 0-2(C)

ACTIVE WEIGHTING ADVISORS LLC

In accordance with Rule 0-2(c) under the Act, Matthew J. Clements states that all actions necessary to authorize the execution and filing of this Second Amended Application by have been taken, and that as the Managing Member of Active Weighting Advisors LLC, he is authorized to execute and file the same on behalf of Active Weighting Advisors LLC.

By: /s/Matthew J. Clements

Matthew J. Clements

Managing Member

Active Weighting Advisors LLC

VERIFICATION

RULE 0-2(d)

ACTIVE WEIGHTING FUNDS ETF TRUST

The undersigned states that (i) he has duly executed the attached Second Amended Application, dated May 25, 2017, for and on behalf of Active Weighting Funds ETF Trust (“Trust”); (ii) that he is the Sole Trustee of the Trust; and (iii) all actions by shareholders, trustees, and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

ACTIVE WEIGHTING FUNDS ETF TRUST

By: /s/Matthew J. Clements

Matthew J. Clements

Sole Trustee

VERIFICATION

RULE 0-2(d)

ACTIVE WEIGHTING ADVISORS LLC

The undersigned states that (i) he has duly executed the attached Second Amended Application, dated May 25, 2017 for and on behalf of Active Weighting Advisors LLC (“Initial Adviser”); (ii) that he is the Managing Member of the Initial Adviser and as such is authorized to sign this application on its behalf; and (iii) all action by stockholders, directors, members and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By: /s/Matthew J. Clements

Matthew J. Clements

Managing Member

Active Weighting Advisors LLC